UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Urban Outfitters, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

917047102

(CUSIP Number)

February 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 917047102	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON David A. Hayne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,780,677
	8	SHARED VOTING POWER 2,981,935
	9	SOLE DISPOSITIVE POWER 2,780,677
	10	SHARED DISPOSITIVE POWER 3,133,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,919,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (based on 96,431,044 Common Shares outstanding as of January 31, 2022, as provided by the issuer)
14	TYPE OF REPORTING PERSON (see instructions) IN

.

CUSIP NO. 917047102	13D	Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by David A. Hayne (“Mr. Hayne”) related to the common shares, par value $ .0001 per share (the “Common Shares”), of Urban Outfitters, Inc., a Pennsylvania corporation In the event that any disclosure contained in this Amendment No. 1 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 1.

Item 1.

This Amendment No. 1 relates to the Common Shares of the Company. The Company’s principal executive offices are located at 5000 Broad Street, Philadelphia, PA 19112.

Item 2.

(a)	Name of Person Filing.

David A. Hayne

(b)	Address of Principal Business Office or, if none, Residence.

5000 South Broad Street,

Philadelphia, Pennsylvania 19112

(c)	Mr. Hayne serves as Chief Technology Officer of the Company and President of the Nuuly Brand. He conducts his employment at the address above.

(d)	Mr. Hayne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Hayne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws.

(f)	Mr. Hayne is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following paragraph following the end of the previous disclosure:

On October 6, 2021, Mr. Hayne disposed beneficial ownership of 748,629 Common Shares when such shares were transferred out of a Grantor Retained Annuity Trust of which Mr. Hayne is the trustee as an annuity payment.

CUSIP NO. 917047102	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following paragraph following the end of the previous disclosure:

With respect to the Common Shares disposed of on October 6, 2021, as reported in Item 3 above, Mr. Hayne disposed of such Common Shares when the shares were transferred out of a Grantor Retained Annuity Trust of which Mr. Hayne is trustee as an annuity payment. Mr. Hayne presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned and Percent of Class

5,919,845 Common Shares, representing 6.1% of the total outstanding Common Shares (based on 96,431,044 Common Shares outstanding as of January 31, 2022, as provided by the issuer)

(b)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 2,780,677

(ii) shared power to vote or to direct the vote: 2,981,935 (5,522 represents Mr. Hayne’s Common Shares held in the Urban Outfitters, Inc. 401(k) Plan as of January 31, 2022)

(iii) sole power to dispose or to direct the disposition of:2,780,677

(iv) shared power to dispose or to direct the disposition of: 3,133,646

Mr. Hayne shares power to vote or to direct the vote of, and to dispose or direct the disposition of, a portion of the shares reported in b(ii) and (iv) above with Margaret A. Hayne, whose principal occupation is Co-President and Chief Creative Officer of the Company, and whose principal business address is 5000 South Broad Street, Philadelphia, Pennsylvania 19112. Margaret A. Hayne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Margaret A. Hayne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

CUSIP NO. 917047102	13D	Page 5 of 6 Pages

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws. Margaret A. Hayne is a citizen of the United States of America.

Mr. Hayne shares power to vote or to direct the vote of, and to dispose or direct the disposition of, a portion of the shares reported in b(ii) and (iv) with Harry S. Cherken, Jr. attorney and Senior Counsel at Faegre Drinker Biddle & Reath LLP, and whose principal business address is One Logan Square, Suite 2000, Philadelphia, Pennsylvania 19103. Harry S. Cherken, Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Harry S. Cherken, Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws. Harry S. Cherken, Jr. is a citizen of the United States of America.

Mr. Hayne shares power to vote or to direct the vote with respect to a portion of the shares the shares reported in b(ii) above with Fidelity Management Trust Company (“Fidelity”), a Massachusetts corporation and the trustee of the Urban Outfitters, Inc. 401(K) Plan. Fidelity’s principal business address is 245 Summer Street, Boston, Massachusetts 02210.

(c)	No transactions were effected during the past sixty days.

(d)

3,133,646 Common Shares being reported as beneficially owned by Mr. Hayne are held in three trusts, of which members of Mr. Hayne’s immediate family are among the beneficiaries. 2,051,371 Common Shares being reported as beneficially owned by Mr. Hayne are held in a Grantor Retained Annuity Trust, of which Mr. Hayne is trustee. None of such trusts holds more than five percent of the issuer’s Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. Hayne and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions, of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP NO. 917047102	13D	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

/s/ David A. Hayne
David A. Hayne